UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Ero Copper Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

296006109
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296006109	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON David Strang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 366,186(1)
	6	SHARED VOTING POWER 5,817,035(2)
	7	SOLE DISPOSITIVE POWER 366,186(1)
	8	SHARED DISPOSITIVE POWER 5,817,035(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,183,221(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%(4)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 1 common share held by David Strang and (ii) 366,185 common shares issuable on the conversion on a 1:1 basis of stock options held by David Strang within 60 days.
(2)	Represents 5,817,035 held by Tugela (A) Investment Limited Partnership, by its general partner Tugela (A) GP Inc., which are controlled by David Strang.
(3)	Represents (i) 1 common share held by David Strang, (ii) 366,185 common shares issuable on the conversion on a 1:1 basis of stock options held by David Strang within 60 days and (iii) 5,817,035 held by Tugela (A) Investment Limited Partnership, by its general partner Tugela (A) GP Inc., which is controlled by David Strang.
(4)	Based on 90,600,563 common shares outstanding, calculated as follows, (i) 90,234,378 common shares common shares of the Issuer issued and outstanding as of the close of business on February 7, 2022, as confirmed to the Reporting Persons on February 7, 2022 by the Issuer, plus (ii) 366,185 common shares issuable on the conversion of stock options held by David Strang.

CUSIP No. 296006109	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON Tugela (A) Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,817,035(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,817,035(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,817,035(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Represents 5,817,035 common shares held by Tugela (A) Investment Limited Partnership, by its general partner Tugela (A) GP Inc., which is controlled by David Strang.
(2)	Based on 90,234,378 common shares of the Issuer issued and outstanding as of the close of business on February 7, 2022, as confirmed to the Reporting Persons on February 7, 2022 by the Issuer.

CUSIP No. 296006109	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON Tugela (A) GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,817,035(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,817,035(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,817,035(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 5,817,035 common shares held by Tugela (A) GP Inc., the general partner of Tugela (A) Investment Limited Partnership. Tugela (A) GP Inc. is controlled by David Strang.
(2)	Based on 90,234,378 common shares of the Issuer issued and outstanding as of the close of business on February 7, 2022, as confirmed to the Reporting Persons on February 7, 2022 by the Issuer.

CUSIP No. 296006109	SCHEDULE 13G	Page 5 of 8

ITEM 1.	(a)	Name of Issuer:

Ero Copper Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

625 Howe Street, Suite 1050, Vancouver, British Columbia, V6C 2T6, Canada

ITEM 2.	(a)	Name of Person Filing:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

		(i)	David Strang

		(ii)	Tugela (A) Investment Limited Partnership

		(iii)	Tugela (A) GP Inc.

	(b)	Address of Principal Business Office, or if none, Residence:

		(i)	625 Howe Street, Suite 1050, Vancouver, British Columbia, V6C 2T6, Canada

		(ii)	Suite 2900 - 595 Burrard Street in the City of Vancouver, Province of British Columbia

		(iii)	Suite 2900 - 595 Burrard Street in the City of Vancouver, Province of British Columbia

	(c)	Citizenship:

		(i)	Canada

		(ii)	British Columbia

		(iii)	British Columbia

	(d)	Title of Class of Securities:

Common Shares

	(e)	CUSIP Number:

296006109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

CUSIP No. 296006109	SCHEDULE 13G	Page 6 of 8

ITEM 4.	OWNERSHIP.

(a) Amount beneficially owned:

See row 9 of the cover page for each Reporting Person.

As of February 7, 2022,

(i) David Strang directly owned of record 1 common share of the Issuer (a “Common Share”) and 366,185 Common Shares issuable on the conversion on a 1:1 basis of stock options held by David Strang within 60 days;

(ii) Tugela (A) Investment Limited Partnership directly owned of record 5,817,035 Common Shares or 6.4% of issued and outstanding Common Shares; and

(iii) Tugela (A) GP Inc. directly owned of record no Common Shares or 0% of issued and outstanding Common Shares.

The general partner of Tugela (A) Investment Limited Partnership is Tugela (A) GP Inc. Tugela (A) GP Inc. is controlled by David Strang. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of 5,817,035 Common Shares.

(b) Percent of class:

See row 11 of the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No. 296006109	SCHEDULE 13G	Page 7 of 8

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 296006109	SCHEDULE 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

DAVID STRANG

/s/ David Strang

TUGELA (A) INVESTMENT LIMITED PARTNERSHIP

By:	TUGELA (A) GP INC., its general partner

By:	/s/ David Strang
	Name:	David Strang
	Title:	President

TUGELA (A) GP INC.

By:	/s/ David Strang
	Name:	David Strang
	Title:	President

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 11, 2022

DAVID STRANG

/s/ David Strang

TUGELA (A) INVESTMENT LIMITED PARTNERSHIP

By:	TUGELA (A) GP INC., its general partner

By:	/s/ David Strang
	Name:	David Strang
	Title:	President

TUGELA (A) GP INC.

By:	/s/ David Strang
	Name:	David Strang
	Title:	President